SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE TO THE MARKET
ON RELATED-PARTY TRANSACTIONS

Parties	Construtora Norberto Odebrecht S.A. (“CNO”), Abiatar Spe Empreendimentos Imobiliários S.A. (“Abiatar”), as consenting intervening party, and Braskem S.A. (“Braskem” or “Company”)
Relationship with the issuer	Braskem, Abiatar and CNO are subsidiaries of Odebrecht S.A.
Subject	Mutual Rescission of Agreement for Sublease of 7,520.51m² (respectively, “Mutual Rescission” and “Sublease Agreement”).
Main terms and conditions

The Mutual Rescission of the Sublease Agreement by Braskem subjected it to the payment of a financial penalty, in the amount of R$35,000,000.00, to CNO.

The aforementioned amount must be paid within 30 days as from the execution date of the Mutual Rescission.

Once payment of the amount is effected, the Parties are mutually, reciprocally and fully released from the obligations arising from the Sublease Agreement.

Date of signing of agreement	05/23/2019
Any participation by the counterparty, its partners or managers in the issuer’s decision-making process or in the negotiation of the transaction as representatives of the issuer

The Mutual Rescission was negotiated by Braskem employees who have no relationship with the other party, its shareholders or managers, and was approved by the Company’s Board of Directors by unanimous vote on December 27, 2018, with Mr. Rodrigo Salles, a member of the Board of Directors at the time of the approval, abstaining from voting because he is an employee of CNO.

Detailed justification of the reasons why the management of the issuer believes the transaction was carried out on an arm’s length basis or involves adequate compensatory payment

The Sublease Agreement entered into by and between the Parties, on August 29, 2013, established: (i) a duration of one hundred eight (180) months and the payment of one hundred sixty-eight and nineteen centavos (R$168.19) per square meter, to be adjusted annually by the IPCA index; (ii) a financial penalty applicable to Braskem in the event of early rescission caused by the Company.

The Company's decision to execute the Mutual Rescission of the Sublease Agreement was due to the fact that the amount originally agreed upon (mentioned above) was decoupled from the current price references of corporate leases. This decoupling is explained by the deterioration in the real estate market in recent years, which has adversely affected the prices of similar corporate leases since the execution of the Sublease Agreement, reducing it considerably. Simultaneously with the Mutual Rescission of the Sublease Agreement, the Company signed a new agreement with the new owner of the previously subleased space that already reflects the current pricing of the market for leases of similar size. The reduction in the lease price generated in present value a positive amount greater than the payment of the financial penalty applicable to the original agreement, which justified the transaction. The new owner of the space does not have any corporate, control or subordination relationship with the Company.

1

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.